Gregory J. Peterson, Vice President/Controller/Chief Accounting Officer

May 31, 2013

Yolanda Guobadia
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:         Southwest Gas Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 27, 2013
File No. 1-7850

Dear Ms. Guobadia:

Southwest Gas Corporation (the “Company”) is submitting this letter in response to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) by telephone message dated May 20, 2013 with respect to the Company’s Form 10-K for the year ended December 31, 2012, filed with the SEC on February 27, 2013.  The Staff’s question, as discussed, is incorporated into this response letter for your convenience.

Exhibit 13.01

Consolidated Financial Statements, page 42

Notes to Consolidated Financial Statements, page 72

1.
We note that total deferred income taxes in Note 12 on page 72 does not agree with the amount shown for deferred income taxes in the consolidated statements of cash flows on page 42.  Please provide a reconciliation of the amounts for 2010, 2011, and 2012.

Response:

The “Deferred income taxes” line item in the Consolidated Statements of Cash Flows represents the change in deferred income taxes between years (excluding those items associated with other comprehensive income).  The difference between the deferred income taxes in Note 12 and the amount shown for deferred income taxes in the

5241 Spring Mountain Road / Las Vegas, Nevada 89150-0002
P.O. Box 98510 / Las Vegas, Nevada 89193-8510 / (702) 876-7120
www.swgas.com

Yolanda Guobadia
United States Securities and Exchange Commission
May 31, 2013

Consolidated Statements of Cash Flows relates to items which impacted the deferred tax balance sheet amounts, but did not result in deferred tax expense (shown in Note 12) due primarily to the recognition and/or amortization of regulatory assets or liabilities.  Below are reconciliations of the deferred income taxes in Note 12 to the amounts shown for deferred income taxes in the Consolidated Statements of Cash Flows for 2010, 2011, and 2012.  Explanations of the reconciling items follow the table.

Southwest Gas Corporation
Reconciliation of Deferred Tax Expense to Deferred Taxes in Cash Flow Statements
For the Years Ended December 31, 2010, 2011, and 2012
(thousands of dollars)

Description	2010	2011	2012
Deferred Tax Expense (Note 12)	$46,279	$61,446	$67,236
Deferred taxes for future ITC amortization	537	537	532
Amounts previously flowed through	(1,104)	(1,112)	(1,068)
Deferred taxes for future AZ tax rate change	-	(4,404)	(420)
Alternative minimum tax	4,399	-	-
Deferred Income Taxes on Cash Flow Statements	$50,111	$56,467	$66,280

Deferred taxes for future ITC amortization – As required by the utility normalization rules, this amount represents the reduction of a regulatory liability for the change in the excess deferred tax liability associated with the amortization of prior investment tax credits to be returned to customers in future years.

Amounts previously flowed through – As required by the utility normalization rules, this amount represents the annual Average Rate Assumption Method (“ARAM”)/South Georgia amortization for a regulatory asset recognized for deferred income taxes previously “flowed-through” which are collected from customers when the deferred taxes are paid to the taxing authority.

Deferred taxes for future Arizona income tax rate reduction – In 2011, the state of Arizona enacted legislation gradually reducing the Arizona income tax rate from years 2014 through 2017.  In accordance with regulatory accounting rules, as of the date of enactment of a rate change, a deferred tax asset (and corresponding regulatory liability) is established relating to the estimated excess deferred taxes associated with the tax rate change.  In 2011, the cumulative effect of the tax rate impact was recorded in the deferred tax asset and regulatory liability accounts on the balance sheet.  In subsequent years, only the annual net change in the estimate is recorded in these accounts.

Yolanda Guobadia
United States Securities and Exchange Commission
May 31, 2013

Alternative Minimum Tax – In 2010, the annual change in the cumulative Alternative Minimum Tax (“AMT”) credit was reclassified from a deferred tax asset to a current tax asset on the balance sheet without a corresponding offsetting adjustment between the deferred tax expense and the current tax expense.  Because total tax expense was not affected and the current and deferred income tax liability accounts were correctly stated, the impact of not reflecting the offsetting adjustment was deemed immaterial for disclosure purposes.  In subsequent years, any change in the AMT credit will adjust the current and deferred income tax expense accounts as well as the current and deferred income tax liability accounts.

For the first three reconciling items, the corresponding adjustments to cash flows associated with these items are included in the line item entitled “Changes in other assets and deferred charges” in the cash flows from operating activities section of the statement.  For the 2010 AMT reconciling item, the corresponding adjustment to cash flows is contained in the line item entitled “Accrued taxes” that is also within the cash flows from operating activities section of the statement.

Sincerely,

/s/Gregory J. Peterson

sw